EXHIBIT 99.2

THE ECONOMIC TIMES ONLINE, TUESDAY, NOVEMBER 13, 2001
GLOBAL TELEPHONY FEE DROPPED TO RS 25CR

NEW DELHI

OUR BUREAU

     TRAI on Monday surprised everyone by recommending a very low entry fee of Rs 25 crore and an annual revenue share of 15 per cent for international long distance operators. Licensees would have to furnish a bank guarantee of Rs 25 crore and must also have a net worth of Rs 25 crore. There is no limit on the number of operators.

     The tariff for international calls is likely to fall drastically if TRAI's recommendations are accepted by the department of telecommunications as a result of greater competition and low entry cost.

     This would erode the value of incumbent ILD operator VSNL, which is currently being privatised, by as much as 40 per cent, according to an estimate. Reduction in international tariffs would make tariff rebalancing, resulting in higher basic call rates, necessary.

     For the first time, TRAI has recommended two type of services distinguished on the basis of quality: One, a high quality service called toll quality services and two, less than toll quality service. TRAI has specified separate quality standards for both.

     "The lower than toll quality service should be provided at a lower tariff rate and on a separate dial code," according to the TRAI recommendations. Generally, the quality of service based on internet protocol is poor, but the cost of services is less. ILD licenses will be technology neutral.

     This means that the operators providing IP telephony would have to charge less from the consumers till the time the technology developments improve the quality of services.

     In comparison with the ILD guidelines, those for national long distance services are stiff. The entry fee for NLD services is Rs 100 crore and a bank guarantee of Rs 400 crore. The guidelines envisage that the NLD operators should have a net worth of Rs 2,500 crore.

     The industry has welcomed the TRAI guidelines. "We are very pleased with the guidelines. We will apply for the ILD licence as soon as the DoT comes out with it," said Sunil Mittal, group chairman of Bharti.

     "A low entry fee would encourage private players to participate in the ILD segment and the consumers would be benefited," said Dhanpal Jhaveri, executive director (corporate finance) of KPMG India.